Execution Copy

LOCK-UP AGREEMENT

STRICTLY CONFIDENTIAL

June 21, 2007

TO:	THE PERSONS EXECUTING A SHAREHOLDER’S ACCEPTANCE ATTACHED HERETO

(each such person a “Shareholder”, and collectively the “Shareholders”)

Re: Novamerican Steel Inc.

In connection with an arrangement agreement dated the date hereof (the “Arrangement Agreement”), Symmetry Holdings, Inc. (“Symmetry”) through 632422 N.B. Ltd. (“Acquisitionco”), a wholly-owned indirect subsidiary of Symmetry existing under the laws of New Brunswick, proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of Novamerican Steel Inc. (the “Company”) for a price per share of US$56 in cash (the “Purchase Price”), subject to the terms and conditions set forth in the Arrangement Agreement. It is contemplated that the proposed acquisition will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”). Capitalized terms used in this letter agreement (the “Agreement”) and not otherwise defined have the respective meanings ascribed thereto in the Arrangement Agreement, as it may be amended from time to time.

This Agreement sets out the terms and conditions of the several agreements of each Shareholder to (i) support the Arrangement or any Alternative Transaction, (ii) vote or cause to be voted all of the Shareholder Securities (as defined below) and all Subsequently Acquired Shareholder Securities (as defined below) in favour of the Arrangement Resolution or in support of any Alternative Transaction, and (iii) comply with the restrictions, obligations and covenants of a Shareholder set forth herein. The Shareholders and the Company have also agreed to enter into certain agreements to be dated as of the Effective Time in respect of the Asset Sales and the Sale Leaseback Transaction (as such terms are defined in the Arrangement Agreement).

1.	Agreement to Complete the Arrangement

Subject to the terms and conditions set forth in the Arrangement Agreement, Symmetry and Acquisitionco shall perform their obligations under the Arrangement Agreement in order to consummate the Arrangement, including the obligation to convene and hold the Symmetry Meeting as soon as reasonably practicable after SEC review and approval of the Symmetry Proxy Statement for the purpose of considering the acquisition of the Company by Symmetry.

2.	Agreement to Support and Vote in Favour of the Arrangement Resolution

(a)          Each Shareholder irrevocably covenants and agrees in favour of Symmetry and Acquisitionco to:

(i)	publicly support the Arrangement; and
(ii)

vote or cause to be voted in favour of the Arrangement Resolution and any other matters which are necessary for the consummation of the Arrangement, at any special meeting(s) or adjournment(s) or postponement(s) thereof of securityholders of the Company to be held to consider the Arrangement (the “Company Meeting”), including in connection with any separate vote of any sub-group of securityholders of the Company that may be required to be taken and of which sub-group such Shareholder forms a part:

(A)

all of the Company Shares that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed by such Shareholder listed immediately below the signature of such Shareholder evidencing such Shareholder’s acceptance of this Agreement (the “Shareholder’s Acceptance”) (all such Company Shares, the “Shareholder Securities”); and

(B)

all of the Company Shares that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by such Shareholder after the date hereof and prior to the Effective Time, including all of the Company Shares issued upon the conversion, exchange or exercise of any securities of the Company convertible into or exchangeable or exercisable for Company Shares (the “Convertible Securities”) held by such Shareholder or which may otherwise be acquired by such Shareholder after the date hereof and prior to the Effective Time (the “Subsequently Acquired Shareholder Securities”, and together with the Shareholder Securities, the “Subject Shares”).

(b)          For greater certainty, the term “Subject Shares” shall include all shares or other securities for which the Subject Shares may be exchanged, received or into which the Subject Shares may be converted or otherwise changed pursuant to any stock split, stock consolidation, merger, reorganization, recapitalization, amalgamation, plan of arrangement or other business combination involving the Company prior to the Effective Time.

(c)          Each Shareholder irrevocably covenants and agrees in favour of Symmetry and Acquisitionco to (i) vote such Shareholder’s Subject Shares against (A) any Acquisition Proposal or (B) any proposed action which may in any way adversely affect, by delay or otherwise, the likelihood of success of the Arrangement, at any meeting(s) of securityholders of the Company, (ii) not deposit such Shareholder’s Subject Shares to any Acquisition Proposal, and (iii) not otherwise support any Acquisition Proposal in any manner whatsoever.

(d)          Each Shareholder irrevocably covenants and agrees in favour of Symmetry and Acquisitionco that it shall not exercise any rights of dissent or appraisal provided under Section 190 of the CBCA or the Interim Order or otherwise in connection with the Arrangement.

3.	Deposit of Share Certificates and Delivery of Proxies

(a)          Each Shareholder irrevocably covenants and agrees in favour of Symmetry and Acquisitionco to (i) not later than two (2) Business Days prior to the Company Meeting, deposit with the Depositary pursuant to the terms of the Plan of Arrangement share certificates representing all of such Shareholder’s Subject Shares (the “Share Certificates”) together with a duly executed Letter of Transmittal, (ii) deliver or cause to be delivered to the Company’s registrar and transfer agent (with a copy to Symmetry and Acquisitionco), as promptly as practicable after proxies are made available in respect of the Company Meeting, and in any event not later than five (5) Business Days following receipt of the Company Circular, a duly completed and executed proxy (or other appropriate voting instrument) (a “Proxy”) in favour of Symmetry and Acquisitionco (or its nominee designated to such Shareholder in writing) voting all of the Subject Shares in favour of the Arrangement Resolution and any other matters which are necessary for the consummation of the Arrangement, and (iii) none of the Share Certificates or Proxies shall be withdrawn or revoked, as applicable, unless this Agreement is terminated in accordance with Section 10.

(b)          If a Shareholder acquires additional Subject Shares, such Shareholder shall forthwith deposit or cause to be deposited (i) with the Depositary, Share Certificates and a Letter of Transmittal in respect of such Subject Shares, and (ii) with the Company’s registrar and transfer agent, a Proxy in favour of Symmetry and Acquisitionco, in each case in accordance with Section 3(a).

4.	Covenants of the Shareholders

(a)          Each Shareholder agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with Section 10, it shall not take any action of any kind that may in any way adversely affect, by delay or otherwise, the likelihood of success of the Arrangement, and in furtherance and not in limitation of the foregoing, each Shareholder shall not, directly or indirectly:

(i)

option, sell, assign, transfer, dispose of, hypothecate, alienate, grant a security interest in, encumber in any way, tender to any offer or otherwise convey any Subject Shares or Convertible Securities or any right or interest therein or enter into any agreement to do any of the foregoing;

(ii)

grant or agree to grant any proxy or other right to the Subject Shares, or enter into any voting trust or pooling agreement or arrangement or otherwise relinquish or modify its right to vote any of the Subject Shares, or enter into or subject any of the Subject Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(iii)

(A) make, solicit, assist, initiate, encourage, or otherwise facilitate (including by way of furnishing information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers from any person regarding any Acquisition Proposal, or (B) engage or participate in any discussions or negotiations regarding any Acquisition Proposal, or (C) otherwise co-operate in any way with, or assist or participate in or facilitate or encourage any effort or attempt by any other person to do or seek to do any of the foregoing;

(iv)	take any action of any kind, directly or indirectly, which may cause its representations or warranties hereunder to become untrue; or
(v)	take any action to encourage or assist any other person to do any of the prohibited acts referred to in this Section 4(a).

(b)          Each Shareholder agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement in accordance Section 10, it shall:

(i)

(A) forthwith notify Symmetry and Acquisitionco, at first orally and then in writing, of all Acquisition Proposals currently under consideration and immediately cease and cause to be terminated any existing solicitations, encouraged activities, discussions or negotiations such Shareholder is engaged in with any person (other than Symmetry and Acquisitionco) with respect to or which could lead to any potential Acquisition Proposal from and after the date hereof, and (B) promptly (and in any event within 24 hours) notify Symmetry and Acquisitionco, at first orally and then in writing, of any inquiries, proposals or offers that such Shareholder receives or of which such Shareholder becomes aware, relating to, constituting or which such Shareholder reasonably believes could lead to an Acquisition Proposal, such notice to include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry or offer or any amendment thereto, and such other details of the proposal, inquiry or offer as Symmetry and Acquisitionco may reasonably request, including a copy thereof; and

(ii)

use its commercially reasonable efforts (which, for greater certainty, shall not include influencing the board of directors of the Company) to assist Symmetry and Acquisitionco to successfully complete the Arrangement, including co-operating with Symmetry and Acquisitionco in: (A) making all requisite regulatory filings and giving evidence in relation thereto; (B) meeting with prospective lenders and investors in presentations, meetings, road shows and due diligence sessions; and (C) providing investor relations support and communicating with the shareholders of both Symmetry and the Company; and

(iii)	perform all obligations required to by it under this Agreement and the Arrangement Agreement in order to consummate and make effective, as soon as reasonably practicable, the Transactions.

(c)          Each Shareholder agrees that, during the period commencing on the date hereof and continuing until 36 months following the Effective Time, none of such Shareholder, its affiliates (including any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Shareholder) and its representatives (including any directors, officers, employees, financial advisors, or other agents) or any person not dealing at arms length (within the meaning of the Income Tax Act (Canada)) with any of the foregoing shall, directly or indirectly, in any manner, acquire or agree to acquire or make any offer or proposal to acquire any securities of Symmetry or any  property deriving its value in whole or in part from securities of Symmetry.

(d)          Each Shareholder consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Arrangement and to the filing of this Agreement as may be required pursuant to applicable Law.

(e)          Each Shareholder (if such Shareholder is a corporation or trust) shall ensure that the officers, directors, trustees and employees of it and its subsidiaries (other than the Company and the Company Subsidiaries) and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 4, and it shall be responsible for any breach of this Section 4 by any such persons.

5.	Change in Nature of Transaction

(a)          Each Shareholder irrevocably covenants and agrees in favour of Symmetry and Acquisitionco that if Acquisitionco determines that it is necessary or desirable to proceed with another form of transaction (such as a take-over bid or amalgamation) as a consequence of termination of the Arrangement Agreement, whereby Symmetry or Acquisitionco or any of their Affiliates would acquire the Subject Shares and which would result in the Shareholders obtaining the same cash (or higher) consideration for their Subject Shares (an “Alternative Transaction”), each Shareholder shall (i) support the completion of such Alternative Transaction in the same manner as the Arrangement, including using commercially reasonable efforts to assist Symmetry and Acquisitionco to successfully complete such Alternative Transaction, and (ii) shall not take any actions to impede, delay or compromise the successful completion of such Alternative Transaction.

(b)          If an Alternative Transaction involves a meeting or meetings of securityholders of the Company, each Shareholder irrevocably covenants and agrees in favour of Symmetry and Acquisitionco to vote or cause to be voted and cause all acts and things to be done to vote all of the Subject Shares in favour of any matters necessary or ancillary to the completion of the transactions contemplated by such Alternative Transaction, including submitting proxies to vote the Subject Shares at such meeting(s) or adjournment(s) or postponement(s) thereof as Acquisitionco may request.

(c)          If an Alternative Transaction involves an offer for the Company Shares, each Shareholder irrevocably covenants and agrees in favour of Symmetry and Acquisitionco to accept such offer and validly deposit or cause to be deposited and cause all acts and things to be done to deposit under such offer all of the Subject Shares, together with a duly completed and executed letter of transmittal (or other appropriate voting instrument) in respect of the Subject Shares.

(d)          In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement or the Transaction shall be deemed to refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction, and all references to the Effective Time herein shall refer to the date of closing of the transaction(s) contemplated by the Alternative Transaction.

(e)          Each Shareholder hereby acknowledges and agrees that in the event of an Alternative Transaction: (i) the Special Dividend may not be payable, (ii) some or all of the Ancillary Transactions may not occur, and (iii) the Commitment Letter and Equity Commitment may be modified and amended in connection with such Alternative Transactions.

6.	Reorganization of the Holder

(a)          Subject to Section 6(b), the Shareholders may take any action reasonably necessary to implement the “Holdco Alternative”; provided that the Qualifying Holdco agrees to be bound by this Agreement and further provided that, if any action to be taken by a Shareholder with respect to the Holdco Alternative is other than the Contemplated Actions (as defined below), then prior to taking any such action, such Shareholder will consult with Symmetry and its counsel to determine whether any such action may impair Acquisitionco’s ability to: (i) avail itself of the adjusted cost base increase specified in paragraph 88(1)(d) of the Tax Act (the “Bump”) in connection with the acquisition of the Company Shares or (ii) make a valid Code section 338(g) election for the Company or the Company Subsidiaries. If any action to be taken by a Shareholder with respect to the Holdco Alternative is other than the Contemplated Actions, and if Symmetry in good faith determines that such action proposed to be taken by such Shareholder would reasonably be expected to impair Acquisitionco’s ability to avail itself of the Bump or to make a Code section 338(g) election, then such Shareholder and Symmetry will work together in good faith and acting reasonably to develop an alternative solution to accomplish the objectives of both such Shareholder and Symmetry.

(b)          In no event shall any Shareholder take any action that in Symmetry’s good faith view may impair Acquisitionco’s ability to avail itself of the Bump. In the event that any Shareholder implements the Holdco Alternative, such Shareholder covenants and agrees that he or it will continue to be bound by the terms and conditions of this Agreement and will take all other action necessary and desirable to carry out its obligations hereunder.

(c)          For purposes of this Section 6, “Contemplated Actions” means the following actions and the legal steps required to effect such actions: (i) if desired, any Shareholder may amalgamate with one or more other Shareholders; (ii) the incorporation by a Shareholder of an unlimited liability company under the Companies Act (Nova Scotia) (each a “Holdco”) which is a wholly-owned disregarded entity of such Shareholder for US federal income tax purposes within the meaning of Treasury Regulation section 301.7701-2 and not a partnership for U.S. federal income tax purposes; (iii) the transfer by a Shareholder of all of its Company Shares to such Holdco, in consideration for shares of Holdco; (iv) if desired, the making of elections under subsection 85(1) of the Tax Act, subsection 89(11) and/or subsection 89(14) of the Tax Act, or the equivalent provisions of provincial legislation, provided that, in the case of the election under subsection 89(14), such election does not result in any tax to the Holdco under the Tax Act; (v) either one or more increases in the stated capital of the Holdco common shares or the declaration by Holdco of a dividend or dividends on some or all of Holdco’s issued and outstanding common shares which dividend or dividends may be satisfied by the issuance of a promissory note or promissory notes (the “Dividend Notes”); and (vi) the transfer of the Dividend Notes (if any) to Holdco in consideration for the issuance by Holdco of common shares.

7.	Superior Proposals

If a Superior Proposal is made, each Shareholder hereby agrees that it shall continue to comply with its restrictions, obligations and covenants as set forth herein, and in furtherance thereof shall: (a) continue to publicly support the Arrangement, (b) keep deposited with the Depositary the Share Certificates and Letter of Transmittal required to be deposited therein pursuant to Section 3, (c) vote or cause to be voted in favour of the Arrangement Resolution the Subject Shares, and (d) pursuant to Section 3 execute and deliver a Proxy or Proxies in respect of the Subject Shares in favour of Symmetry and Acquisitionco and not revoke such Proxy or Proxies.

8.	Representations and Warranties of the Shareholders

Each Shareholder, by its acceptance hereof, represents and warrants as follows and expressly acknowledges that Symmetry and Acquisitionco are relying upon such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a)

(i) such Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Shareholder Securities listed immediately below such Shareholder’s Acceptance, (ii) the only Company Shares beneficially owned, or over which control or direction is exercised by such Shareholder are those listed immediately below such Shareholder’s Acceptance, (iii) the Shareholder Securities are free and clear of any and all Encumbrances, and (iv) the registered shareholder of the Shareholder Securities listed immediately below such Shareholder’s Acceptance is the registered Shareholder of such Shareholder Securities;

(b)

such Shareholder has the sole right to sell, or cause the sale of, and vote, or control and direct the voting rights in respect of all of the Shareholder Securities listed immediately below such Shareholder’s Acceptance;

(c)	all of the Subject Shares beneficially held by such Shareholder will, at the Effective Time, be beneficially owned by such Shareholder with good and marketable title thereto, free and clear of any and all Encumbrances and are and will at such time be issued and outstanding as fully paid and non-assessable shares of the Company;

(d)

no person, firm or corporation has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from such Shareholder of any of its Subject Shares or any interest therein or right thereto, except Acquisitionco pursuant to this Agreement;

(e)

such Shareholder does not beneficially own or exercise control or direction over any Convertible Securities and such Shareholder has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Shareholder or transfer to such Shareholder of Convertible Securities;

(f)

the execution and delivery by such Shareholder of this Agreement, the authorization of this Agreement by such Shareholder (if such Shareholder is a corporation or trust), and the performance by such Shareholder of its obligations under this Agreement, shall not result in: (i) a breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of such Shareholder under (A) any contract to which such Shareholder or any of its assets are or may be bound, (B) if such Shareholder is a corporation or trust, any provision of the constating documents, by-laws, or resolutions of the board of directors or trustees, as applicable, (or any committee thereof) or shareholders or unitholders, as applicable, of such Shareholder, (C) any judgment, decree, order or award of any Governmental Entity having jurisdiction over such Shareholder, (D) any license, permit, approval, consent or authorization held by such Shareholder, or (E) any applicable Law, or (ii) the creation or imposition of any Encumbrance on any of the Subject Shares;

(g)

if such Shareholder is a corporation or trust, such Shareholder is a corporation or trust validly existing under the Laws of its jurisdiction of incorporation or organization, as applicable, and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(h)

this Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(i)

there are no shareholders’ agreements, voting trusts or other agreements, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement, affecting the Subject Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such securities; and

(j)

there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of such Shareholder, pending or threatened against such Shareholder that would adversely affect in any manner the ability of such Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of the Subject Shares and there is no judgment, decree or order against such Shareholder that would adversely affect in any manner the ability of such Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of the Subject Shares; and

(k)

none of such Shareholder or any person not dealing at “arms length” (within the meaning of the Income Tax Act (Canada)) with such Shareholder beneficially owns, directly or indirectly, any securities of Symmetry or any property deriving its value in whole or in part from securities of Symmetry.

9.	Representations, Warranties and Covenants of Symmetry and Acquisitionco

Symmetry and Acquisitionco each represent and warrant as follows and expressly acknowledge that each Shareholder is relying upon such representations and warranties in connection with entering into this Agreement and the acquisition by Acquisitionco of the Subject Shares:

(a)

each of Symmetry and Acquisitionco is a corporation validly existing under the Laws of its respective jurisdiction of incorporation and each of Symmetry and Acquisitionco has the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Arrangement and to perform its obligations hereunder and under the Arrangement Agreement;

(b)

this Agreement has been duly executed and delivered by Symmetry and Acquisitionco and constitutes a legal, valid and binding obligation of each of Symmetry and Acquisitionco, enforceable against each in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(c)

the execution and delivery of this Agreement by Symmetry and Acquisitionco, the authorization of this Agreement by Symmetry and Acquisitionco, and the performance by Symmetry and Acquisitionco of its obligations under this Agreement, shall not result in: (i) a breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of such Person under (A) any contract to which such Person or any of its assets are or may be bound, (B) any provisions of the constating documents, by-laws, or resolutions of the board of directors (or any committee thereof) of such Person, (C) any license, permit, approval, consent or authorization held by such Person, or (D) any applicable Law;

(d)

Symmetry has delivered to the Shareholders an executed copy of (a) the Commitment Letter from Symmetry’s lender in connection with the Arrangement pursuant to which the lender has committed to provide debt financing consisting of (i) a $500 million credit facility, and (ii) a $91 million overdraft facility, and (b) an equity commitment letter to provide equity financing in the aggregate amount of $15,000,000 (the “Equity Commitment Letter”) from Gilbert E. Playford. As of the date hereof, each of the Commitment Letter and the Equity Commitment Letter is in full force and effect and is a legal valid and binding obligation of Symmetry and, to the knowledge of Symmetry, of the lender under the Commitment Letter and Mr. Playford, respectively; and

(e)	as provided for under the terms of the Arrangement Agreement, Symmetry shall provide equity financing equal to the aggregate amount of the Escrow Funds Available into Acquisitionco.
10.	Termination

(a)          This Agreement may be terminated by notice in writing at any time prior to the Effective Date, by mutual written consent of the parties.

(b)          Subject to Section 10(d), this Agreement may be terminated by any of the parties by notice in writing if:

(i)

at the meeting of Symmetry Stockholders held in connection with the proposed transaction (the “Symmetry Meeting”), (i) the acquisition of the Company by Symmetry shall not have been approved by a majority of the outstanding shares of common stock voted by the holders thereof, or (ii) Symmetry Stockholders owning more than 29.99999% of the outstanding Symmetry shares issued under its initial public offering both vote against approval of the acquisition of the Company by Symmetry and exercise their conversion rights attaching to the Symmetry shares; or

(ii)	the Effective Date does not occur on or before November 30, 2007 or such later date as may be permitted by the following paragraph (the “Outside Date”).

If the Effective Date does not occur by the Outside Date as a result of a delay in obtaining SEC clearance in respect of the Symmetry Proxy Statement, (A) Symmetry may extend the Outside Date from November 30, 2007 to December 31, 2007, upon written notice to the Shareholder, and, if the Outside Date is so extended, Symmetry may further extend the Outside Date from December 31, 2007 to January 31, 2008, provided further that the representation in Section 9(d)) is true and correct at the time of such additional extension) and (B) the Shareholder may extend the Outside Date from November 30, 2007 to December 31, 2007 upon prior written notice to Symmetry.

(c)          Subject to Section 10(d), this Agreement may be terminated by the Shareholders if either Symmetry or Acquisitionco (i) is in material default of its obligations in Section 1, or (ii) any of the representations or warranties of Symmetry or Acquisitionco under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Shareholders have notified Symmetry in writing of the occurrence of one or more of the foregoing events and, within 15 Business Days of the date such notice was received by Symmetry, Symmetry or Acquisitionco continues to be in material default of such obligation(s) or such representation or warranty of Symmetry or Acquisitionco remains untrue or incorrect.

(d)          A party may only terminate this Agreement pursuant to Section 10(b) if such terminating party has not (i) breached any of its covenants, agreements or obligations hereunder, or (ii) made any misrepresentation in this Agreement.

(e)          Upon termination of this Agreement in accordance with this Section 10, (i) the provisions of this Agreement (including, for greater certainty, Section 5) will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement, which occurred prior to such termination, and (ii) a Shareholder shall thereafter be entitled to withdraw the Share Certificates and withdraw or revoke the Proxy in respect of such Shareholder’s Subject Shares, if any, deposited with the Depositary or the Company’s registrar and transfer agent, as applicable, in connection with the Arrangement.

11.	Fiduciary Duties of Shareholder

Notwithstanding any provision of this Agreement to the contrary, a Shareholder, or a shareholder, officer or director of a Shareholder, that is a director or officer of the Company shall not be limited or restricted in any way whatsoever in the exercise of his fiduciary duties as a director or officer of the Company, including responding in his capacity as a director or officer of the Company to a bona fide written Acquisition Proposal and providing information to such party; provided that (a) such Person first complies with all applicable corporate law, including the obligation to recuse himself from any vote or decision in which he is in conflict, and (b) the Company complies with its obligations with respect thereto in the Arrangement Agreement.

12.	Further Assurances

Subject to the terms and conditions hereof, each party hereto agrees to take or use their best efforts to cause to be taken all actions and to do or use their best efforts to cause to be done all things necessary, proper or advisable under applicable Laws, as reasonably required to successfully complete the Arrangement and the other transactions contemplated by this Agreement, including using their best efforts to: (i) obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law with respect to this Agreement or the Arrangement, (ii) lift or rescind any injunction or restraining order or other order adversely affecting the parties ability to consummate the transactions contemplated hereby or by the Arrangement, and (iii) to fulfill all conditions and satisfy all provisions of this Agreement.

13.	Power of Attorney

Each Shareholder hereby irrevocably constitutes and appoints Acquisitionco and each director and officer from time to time of Acquisitionco as a true and lawful attorney, agent and mandatory for, in the name of and on behalf of such Shareholder to duly complete, execute and deliver a Proxy in respect of such Shareholder’s Subject Shares and all such other instruments and documents as may be necessary for the voting rights attaching to such Shareholder’s Subject Shares to be voted in favour of the Arrangement Resolution in accordance with the terms of this Agreement if such Shareholder has not delivered a Proxy or Proxies in respect of all of such Shareholder’s Subject Shares in accordance with Section 3 or otherwise failed to comply with the obligations therein. Such appointment and power of attorney, agency and mandate (being coupled with an interest), shall be irrevocable and shall bind such Shareholder and its respective successors, assigns, heirs, executors and personal representatives and shall not be terminated by (i) operation of Law, (ii) the insolvency, bankruptcy or incapacity of such Shareholder or (iii) in the case of a Shareholder that is a natural person, the death of such Shareholder. Each Shareholder hereby ratifies and confirms and agrees to ratify and confirm all that such attorney, agent and mandate may lawfully do or cause to be done by virtue of the provisions of this Section 13.

14.	Independent Legal Advice

Each Shareholder acknowledges that it:

(a)	has been advised by Symmetry and Acquisitionco to seek independent legal advice;
(b)	has sought such independent legal advice or deliberately decided not to do so;
(c)	understands its rights and obligations under this Agreement; and
(d)	is executing this Agreement voluntarily.
15.	Interpretation

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;
(b)	references to a “Section” or a “Schedule” are references to a Section or Schedule of this Agreement;
(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the terms “person” and “business day” shall have the meanings ascribed thereto in the Arrangement Agreement;
(e)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and
(f)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.
16.	General

(a)          All notices, requests, demands and other communications hereunder shall be in writing and shall be sufficiently given if delivered or sent by facsimile transmission:

(i)	in the case of a Shareholder, to the address set forth opposite such Shareholder’s Acceptance; and

with a copy (which shall not itself constitute notice) to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
40th Floor
Montréal, Québec
H3B 3V2

Attention: André Roy
Fax No.: 514.397.3222

(ii)	in the case of Symmetry or Acquisitionco, to:

28 West 44th Street
New York, NY 10036
U.S.A.

Attention: Chief Executive Officer
Fax No.: 646.429.1541

with a copy (which shall not itself constitute notice) to:

Davies Ward Phillips & Vineberg LLP
Suite 4400
1 First Canadian Place
Toronto, ON M5X 1B1

Attention: Kenneth G. Klassen
Fax No.: 416.863.0871

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or sent by facsimile transmission (or, if such day is not a business day, on the next following business day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next following business day.

(b)          This Agreement (together with all documents and instruments referred to herein) constitutes the entire agreement between and understanding of the parties hereto with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof. For greater certainty, in the event of any conflict or inconsistency between this Agreement and the Arrangement Agreement in respect of the terms and conditions upon which the Arrangement shall be completed, the Arrangement Agreement shall govern. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between a Shareholder, Symmetry and Acquisitionco other than as expressly set forth in this Agreement.

(c)          This Agreement and the rights hereunder are not transferable or assignable by a Shareholder, on the one hand, or Symmetry or Acquisitionco, on the other hand, without the prior written consent of the other (which consent may be withheld at the discretion of the other) except that Symmetry or Acquisitionco may assign its rights and obligations under this Agreement to any wholly-owned Subsidiary or collaterally assign this Agreement as security to its financing sources, provided that (i) such assignee acknowledges and agrees in writing prior to such transfer to be bound by the terms and conditions of this Agreement as if it were an original party hereto and (ii)  no such assignment shall relieve Symmetry or Acquisitionco, as applicable, of its obligations hereunder.

(d)          The covenants in Section 4(c) of this Agreement shall survive the acquisition by Acquisitionco of the Subject Shares and, notwithstanding such acquisition, shall continue in full force and effect for the benefit of the party to whom such representations and warranties are given.

(e)          Symmetry and Acquisitionco further acknowledge and agree that the obligations of each Shareholder hereunder are joint and neither joint and several and solidarily and no Shareholder shall be liable for any breach of this Agreement by, or for any inaccuracy in the representations or warranties made by, any other Shareholder, except to the extent such other Shareholder is subject to the control and direction of another Shareholder.

(f)           If any term, provision, covenant or restriction of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, in whole or in part, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties hereto shall negotiate in good faith to modify this Agreement to preserve each party’s anticipated benefits hereunder.

(g)          This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof, and the parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Québec.

(h)	Time is of the essence of this Agreement.

(i)           This Agreement may be executed by facsimile transmission and in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

(j)           Each party hereto shall pay the fees, costs and expenses of his or its financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and shall indemnify the other parties from and against any and all claims for “finder’s” or “agency” fees relating to the transactions contemplated hereby.

(k)          In accordance with the terms of the Holdco Alternative as set out in the Arrangement Agreement, the share purchase agreement to be entered into with Acquisitionco shall be in a form acceptable to Acquisitionco, acting reasonably, subject to any amendments mutually agreed by the parties hereto, acting reasonably.

(l)           Each Shareholder recognizes and acknowledges that this Agreement is an integral part of Symmetry and Acquisitionco entering into the Arrangement Agreement and that Symmetry and Acquisitionco would not enter into the Arrangement Agreement or contemplate proceeding with the Arrangement but for, among other things, the execution and delivery of this Agreement by each Shareholder, and that a breach by such Shareholder of any of its covenants or agreements contained in this Agreement shall cause Symmetry and Acquisitionco to sustain damages for which they would not have an adequate remedy at law for money damages and, therefore, such Shareholder agrees that in the event of such a breach by such Shareholder, Symmetry and Acquisitionco shall be entitled to the remedy of specific performance of such covenant or agreement and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity.

(m)         This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, assigns, heirs, executors and personal representatives. This Agreement shall not be assignable by any party except in accordance with Section 16(c).

(n)          All references to currency herein are to lawful money of the United States of America unless otherwise specified.

(o)          This Agreement and any of the provisions hereof may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified or supplemented, in whole or in part, only by written agreement signed by the parties hereto; provided, that, the observance of any provision of this Agreement may be waived in writing by the party that will lose the benefit of such provision as a result of such waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach, except as otherwise explicitly provided for in such waiver. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

17.	Language

The parties confirm that it is their wish that this Agreement has been drawn up in the English language only. Les signataires confirment leur volonté que la présente convention soit rédigée en anglais seulement.

18.	Gifts to Charity

Notwithstanding anything else contained herein, the Shareholders shall be entitled, after the Final Order issued and prior to the Effective Time, to donate to any “registered charity”, within the meaning of the Tax Act, up to an aggregate of 9.9% of its Company Shares, provided that: (a) Acquisitionco is satisfied, in its sole discretion, that any such gift will not adversely affect (i) Acquisitionco in connection with the Arrangement, (ii) the completion of the Arrangement, (iii) Acquisitionco’s ability to acquire Company Shares pursuant to the Arrangement, or (iv) Acquisitionco’s ability to avail itself of the Bump; (b) the donee registered charity agrees to be bound by this Agreement with respect to such transferred Company Shares; (c) the Shareholder shall cause the donee charity to comply with its obligations under this Agreement; and (d) prior to any such transfer, the donee charity has provided a representation to Acquisitionco in writing confirming that after the receipt of such donation, the donee charity would not be a “specified shareholder” of the Company for the purposes of paragraph 88(1)(c)(vi) of the Tax Act.

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If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to Symmetry and Acquisitionco the enclosed duplicate original of this Agreement by facsimile or otherwise.

SYMMETRY HOLDINGS, INC.
by
/s/ Corrado De Gasperis Corrado De Gasperis
Chief Executive Officer

632422 N.B. LTD.
by
/s/ Corrado De Gasperis Corrado De Gasperis
Chief Executive Officer

SHAREHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 21st day of June, 2007.

SIGNED, SEALED & DELIVERED in the presence of:		(seal)
Witness	D. Bryan Jones

Address for notice: 2nd Floor 6001 Irwin Street LaSalle, Québec H8N 1A1 Facsimile: 514.368.3635

Registered Shareholder	Number of Company Shares	Number of Convertible Securities
D. Bryan Jones	230,000	Nil
3349942 Canada Inc.	4,490,024	Nil
3414116 Canada Inc.	910,217	Nil
4273281 Canada Inc.	39,272	Nil

SHAREHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 21st day of June, 2007.

SIGNED, SEALED & DELIVERED in the presence of:		(seal)
Witness	Scott B. Jones

Address for notice: 2nd Floor 6001 Irwin Street LaSalle, Québec H8N 1A1 Facsimile: 514.368.3635

Registered Shareholder	Number of Company Shares	Number of Convertible Securities
Scott B. Jones	18,245	Nil
3414124 Canada Inc.	257,935	Nil
3195538 Canada Inc.	1,104,966	Nil